UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 2, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Unity Biotechnology, Inc.

File No. 333-224163 - CF#36154

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Unity Biotechnology, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on April 5, 2018, as amended.

Based on representations by Unity Biotechnology, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.14	through	March 26, 2021
Exhibit 10.15	through	March 26, 2021
Exhibit 10.16	through	February 2, 2020
Exhibit 10.17	through	March 26, 2021
Exhibit 10.18	through	March 26, 2021
Exhibit 10.19(a)	through	April 23, 2021
Exhibit 10.19(b)	through	April 23, 2021
Exhibit 10.19(d)	through	April 23, 2021
Exhibit 10.19(e)	through	April 23, 2021
Exhibit 10.19(f)	through	April 23, 2021
Exhibit 10.19(g)	through	April 23, 2021
Exhibit 10.20	through	April 23, 2021
Exhibit 10.21	through	April 23, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary